UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
July 17, 2008
Harmony Gold Mining Company Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: July 17, 2008
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

MINISTERIAL APPROVAL FOR PAPUA NEW GUINEA GOLD
JOINT VENTURE
Port Moresby, Papua New Guinea — Wednesday, 16 July 2008
The Acting Prime Minister of Papua New Guinea and Minister for Mines, Hon Dr Puka Temu on Friday approved the Joint Venture arrangements between Harmony Gold Mining Company Limited (Harmony) and Newcrest Mining Limited (Newcrest).
The ministerial approval paves the way for the conclusion of formalities between the two companies and the development of the joint venture interests in Papua New Guinea. These include the Hidden Valley gold mine which is expected to commence production mid-2009 and the highly prospective Wafi Golpu copper/gold deposit.
Shareholders are advised that all conditions precedent to the joint venture agreement, which included regulatory and statutory approvals by the PNG Government have now been met. Stage 1 Completion (Newcrest acquiring a 30.01% interest) is now expected to occur in early August, 2008.
Newcrest brings significant technical skills to the joint venture, including areas of exploration, project delivery and large scale mining and adds substantially to the development potential of the joint venture’s PNG assets.
Chief executive officer of Harmony, Graham Briggs says, “We are pleased with the ministerial approval which has paved the way for the conclusion of all conditions precedent. Not only does the joint venture augur well for both companies, but it will also provide broader employment opportunities and corporate social investment for Papua New Guinea”.
ends.
For further information, please contact:

Harmony Gold Company Limited
Graham Briggs Chief Executive Officer +27 (0) 11 411 2023 +27 (0) 83 265 0274	Amelia Soares General Manager, Investor Relations +27 (0) 11 411 2314 +27 (0) 82 654 9241

Newcrest Mining Limited
Investor Enquiries Karen McRae Telephone: +61 3 9522 5316 Email: karen.mcrae@newcrest.com.au	Media Enquiries Daryl Corp +61 3 9522 5376 daryl.corp@newcrest.com.au